July 3, 2019

Ryan Rhodes
President and Chief Executive Officer
Restoration Robotics, Inc.
128 Baytech Drive
San Jose, CA 95134

       Re: Restoration Robotics, Inc.
           Registration Statement on Form S-4
           Filed June 7, 2019
           File No. 333-232000

Dear Mr. Rhodes:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed June 7, 2019

Cover Page

1. Please limit your prospectus cover page to one page. See Item 501(b) of Regulation S-K.
2. Please disclose on the cover that there is no adjustment to the number of shares of
       Restoration common stock to be issued in the merger and the market value of the shares of
       Restoration common stock could vary significantly from the market value as of the date of the proxy statement/prospectus.
Voting Agreements, page 12

3. We note your reference to the agreements to vote. We also note the irrevocable proxy like in section 1.4 of exhibit 10.34. Given those agreements, please provide us your analysis
 Ryan Rhodes
Restoration Robotics, Inc.
July 3, 2019
Page 2
         supporting your conclusions regarding whether offers and sales of the securities registered for sale have already been made and completed. For guidance, see the Division of
         Corporation Finance's Securities Act Sections Compliance and Disclosure Interpretation
         239.13 available on the Commission's website.
4. Please identify or tell us the nature of the holdings of the parties who have entered into the
         Restoration Voting and Lock-Up agreements.
Material U.S. Federal Income Tax Consequences, page 15

5. Here and throughout your document, as appropriate, please provide unequivocal disclosure regarding the material tax consequences rather than what the tax consequences may be and include an appropriate opinion of counsel opining on the material tax consequences. If counsel is unable to provide a firm opinion, counsel may issue a
         "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In this case, the disclosure should describe the degree of uncertainty and include risk factor disclosure setting forth the risks to investors due to the uncertainty.
         Refer to Staff Legal Bulletin No. 19 (October 2011).
If the merger is not completed, page 30

6. Please include a separate risk factor to highlight the risk mentioned in the second paragraph of this section.
The certificate of incorporation of the combined company, page 38

7. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
        Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
        Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
        22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum
FirstName LastNameRyan Rhodes
        provision in the governing documents states this clearly, or tell us how you will ensure
Comapany investors will be informed in future filings that the provision does not apply to any that NameRestoration Robotics, Inc.
July 3, actions arising under the Securities Act or Exchange Act.
        2019 Page 2
FirstName LastName
 Ryan Rhodes
FirstName LastNameRyan Rhodes
Restoration Robotics, Inc.
Comapany NameRestoration Robotics, Inc.
July 3, 2019
Page 3
July 3, 2019 Page 3
FirstName LastName
Venus Concept's subscription-based model exposes Venus Concept to the credit risk, page 42

8. Please include a separate risk factor to highlight the risk mentioned in the second paragraph of this section and provide more specificity regarding the allegations against you.
A subsidiary of Venus Concept has received a letter of inquiry, page 51

9. Please disclose, if material, the percentage of your revenue from the product mentioned in the first sentence of this section.
Venus Concept's products and services and any future products or services, page
71

10. Please disclose, if material, the percentage of your revenue from the patents mentioned in the second paragraph of this section.
Background of the Merger, page 82

11. Please revise the disclosure on page 86 to indicate the basis for the percentage ownership of the combined company that was proposed on January 21, 2019.
12. Please revise to disclose in greater detail the negotiations regarding the material terms, such as the amount of financing, the termination fee, the number of representatives from
         Venus Concepts and Restoration to be on the board of directors of the combined company, the exchange ratio and the percentage ownership of current Venus Concepts and
         Restoration shareholders in the combined company. For example, did the amount of financing that would occur immediately following the transaction materially differ from the amounts mentioned in Proposal 2 and did Restoration propose a counter offer between January 21, 2019 and February 16, 2019.
Restoration Robotics Reasons for the Merger, page 89

13. Please quantify, if practicable, the disclosure in this section and on pages 94-96 the reasons for the merger, such as the amount of the liquidation value and the transaction costs mentioned on pages 91 and 93, respectively.
14. Please revise this section and the disclosure on pages 94-96 to discuss in more detail the synergies mentioned in the first bullet point on page 35 or advise. Ryan Rhodes
FirstName LastNameRyan Rhodes
Restoration Robotics, Inc.
Comapany NameRestoration Robotics, Inc.
July 3, 2019
July 3, 2019 Page 4
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Opinion of Restoration Robotics Financial Advisor, page 96

15. Please supplementally provide us with all materials, including board books, provided by the financial advisor to either the Restoration or Venus Concepts boards.
16. Please disclose the management projections use by the financial advisor to perform the analysis disclosed in this section or advise us why you do not believe they are material to the understanding of your fairness opinion disclosures.
Material U.S. Federal Income Tax Consequences of the Merger, page 117

17. Please revise the disclosure in the second paragraph of this section to clarify why the discussion does not address Medicare contribution tax on net investment income.
The Merger Agreement, page 122

18. We note your disclosure in the first paragraph of this section that the merger agreement is not intended to provide any other factual information. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.
Market Overview, page 191

19. Please tell us whether you commissioned any of the third-party data presented in your filing.
Clinical Developments, page 208

20. Please tell us whether the clinical studies have revealed any material disadvantages.
Liquidity and Capital Resources, page 238

21. Please disclose the revenue and liquidity covenants mentioned in the sixth paragraph of this section.
Venus Concept Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-9

22. Please revise the statement to remove the sub-total you present before showing changes in operating assets and liabilities, as this sub-total is not contemplated in ASC 230-10-45-
         31. Further, the amounts appear to be non-GAAP financial measures, which Item
         10(e)(1)(ii)(C) of Regulation S-K prohibits you from presenting on the face of your financial statements or in the accompanying notes.
 Ryan Rhodes
FirstName LastNameRyan Rhodes
Restoration Robotics, Inc.
Comapany NameRestoration Robotics, Inc.
July 3, 2019
July 3, 2019 Page 5
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Note 2 - Significant Accounting Policies
(i) Inventories, page F-14

23. We note that your demonstration units are classified as inventory on your balance sheet.
         Please tell us your accounting policy for demonstration units, including the useful life of the units and if amortization expense related to your demonstration units is recorded in your statement of operations. Also tell us if you loan demonstration units to customers and, if so, how you account for those transactions.
(p) Stock- based compensation, page F-16

24. Please revise to disclose how management determines the fair value of common shares underlying your stock-option grants.
(q) Revenue Recognition
(i) Leases, page F-17

25. We note from your disclosures on page 194 that customers in good standing have the option of upgrading to the newest available or alternative technology throughout the subscription period. Please describe to us in greater detail the material terms of your lease agreements which allow for the upgrade. Explain how you account for both the right to upgrade and the actual exchange of equipment citing the authoritative accounting literature upon which you are relying. Revise the filing to also provide enhanced disclosure of the related accounting policy.
Unaudited Pro Forma Combined Financial Statements
Unaudited Pro Forma Condensed Combined Balance Sheet March 31, 2019, page F-68

26. We note that in your pro forma balance sheet the long term deferred tax assets of Venus
         Concept have been reclassified to long term deferred tax liabilities. Please tell us the purpose of this reclassification and explain how you considered ASC 740-10-45-6 in your presentation.
Note 4 - Accounting for the Merger, page F-72

27. We note that intellectual property has been assigned a fair value of approximately $12.3 million and an economic life of 8 years. Please revise your filing to disclose how you determined the fair value and useful lives assigned to intellectual property, including any significant uncertainties associated with valuations and useful lives.
Note 6 - Pro Forma Adjustments, page F-75

28. We note that adjustment C. reflects the application of purchase accounting and eliminates the historical stockholders' equity balances of Restoration Robotics. Please revise to disclose the gross impact of these adjustments.
 Ryan Rhodes
Restoration Robotics, Inc.
July 3, 2019
Page 6
Exhibits

29. Please file as exhibits the amendments to the debt facility mentioned at the top of page 83 and in the fifth paragraph on page 87.
30. Please revise your exhibit index to mark which exhibits pertain to the second footnote on page II-8.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Heather Percival, Senior
Attorney, at 202-551-3498 with any other questions.



                                                             Sincerely,
FirstName LastNameRyan Rhodes
                                                             Division of
Corporation Finance
Comapany NameRestoration Robotics, Inc.
                                                             Office of
Electronics and Machinery
July 3, 2019 Page 6
cc:       Brian J. Cuneo
FirstName LastName